POST OFFICE BOX 90808 LAFAYETTE, LOUISIANA 70509 USA TELEPHONE: 337 235 2452
Via Federal Express
September 18, 2007
US Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

Attn:	Mr. Michael Fay, Division of Corporation Finance

Re:	PHI, Inc.
Form 10-K for the Year Ended December 31, 2006
Forms 10-Q for the Period Ended June 30, 2007
Commission file #000-09827
Dear Mr. Fay:
This letter is in response to your comment letter dated August 22, 2007 in reference to the above filings. We have included your comments in italics print in the order presented in your comment letter.
Form 10-K for the Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis...page 16
1.	Reference is made to note 9 (Business Segments and Geographic Areas) of your financial statements. We note that segment profit (loss) as a percentage of segment operating revenues varies significantly between the segments within each period reported. In this regard, please disclose the significant factors that affect this percentage for each segment and why this percentage differs between the segments. We believe this disclosure will help investors better understand your operations and the contributions by each segment to your consolidated results. Provide us with a copy of your intended disclosure.
Response: The Domestic Oil and Gas segment provides helicopter services primarily for the major oil and gas production companies transporting personnel and/or equipment to offshore platforms in the Gulf of Mexico. Operating revenue from this segment is derived mainly from long-term contracts that include a fixed monthly rate for a particular model of aircraft, plus a variable rate for flight time. Operating costs for the Domestic Oil & Gas operations are primarily aircraft operations costs including costs for pilots and maintenance personnel.
Operating margins in the Domestic Oil and Gas segment in 2006 were 14% compared to 21% in 2005. This decrease in operating margin includes a 4% reduction caused by the pilots’ strike initiated in late September 2006 which reduced flight hours and resulted in lower revenues. Any reduction in flight hours will reduce variable flight time revenues and fixed rate revenues if a pilot is unavailable. The pilots’ strike affected operating margins by decreasing flight hours and revenues, and increasing direct expenses.

Securities and Exchange Commission
September 18, 2007

The increase in direct expenses was caused by pilot overtime and other increased compensation for pilots not on strike.
The International segment provides helicopters in various foreign locations to oil and gas customers. Each aircraft operating internationally is typically dedicated to one oil and gas customer. Compensation for services is structured similar to the Domestic Oil and Gas segment.
In the International segment, operating margins decreased 4% in 2006 as compared to 2005. This decrease is principally related to one less aircraft being on contract with a customer in the second quarter of 2006. This resulted in lower revenues without a corresponding decrease in fixed costs.
Our Air Medical segment provides air medical transport services as an independent provider of emergency medical services and to a lesser extent under contract with certain hospitals. As an independent provider, payment is received from either commercial insurance companies, federal or state agencies such as Medicare and Medicaid, and/or the patient, resulting in varying revenue rates per transport. Therefore, margins are affected by the mix of payors in any period. Services billed include a flat base rate plus a variable charge per loaded mile, regardless of aircraft model. We also have a limited number of contracts with hospitals under which we receive a fixed monthly rate for aircraft availability and an hourly rate for flight time. Those contracts generate approximately 10% of the segment’s revenues. In addition to expected flight operation costs, the Air Medical segment incurs additional costs for necessary medical personnel.
In the Air Medical segment, operating margins decreased 4% in 2006 as compared to 2005. This decrease is primarily related to the reduction in flights and increased costs related to the pilots’ strike. The pilots’ strike that occurred in 2006 and the expansion costs are the significant factors that affected operating margins in 2006. The pilots’ strike affected operating margins by a decrease in flight activity and an increase in direct expenses. Due to expansion of new locations in this segment during the past three years, operating margins were lower in this segment as it takes some time for these programs to grow their revenues to a level that will cover their costs and produce operating income.
The Technical Services segment provides helicopter repair and overhaul services for existing flight operations customers that own their aircraft. Costs associated with these services are primarily labor and customers are generally billed as a percentage above cost.
Operating margins in the Technical Services segment were 31% for both 2006 and 2005. This segment includes maintenance and repairs performed primarily for our existing customers that own their aircraft. These services are generally labor intensive with higher operating margins as compared to other segments.
Segment level disclosures focusing on segment operating margin similar to the above will be included in future filings in the Overview section of Item 7 -Management’s Discussion and Analysis of Financial Condition and Results of Operations as appropriate.
Results of Operations, page 18
2.	You cite warranty costs of aircraft covered under manufacturers’ warranty programs as a cause for variances in direct expenses. However, it is not clear why you incur costs in regard to this coverage when it is expected that the manufacturers would be responsible for the associated costs of such coverage. Please advise us and expand your disclosure as appropriate.

Securities and Exchange Commission
September 18, 2007

Response: All new aircraft purchased by us come with a manufacturer’s warranty that covers defective parts. In addition, we purchase an additional warranty from the manufacturer on certain aircraft that covers replacement or refurbishment of aircraft parts in accordance with manufacturer specifications. PHI is charged a monthly fee by the aircraft manufacturer based on flight hours for the aircraft that are covered under the warranty. In return, the manufacturer provides replacement parts required for maintaining the aircraft. This disclosure will be included in future filings in the Results of Operations section of Item 7 -Management’s Discussion and Analysis of Financial Condition and Results of Operations as appropriate.
Critical Accounting Policies, page 25
3.	Please tell us and disclose how you estimate contractual allowances/adjustments associated with determining the amount of revenue recognized for air medical services and related uncollectible amounts. Tell us and disclose the factors most subject to sensitivity and variability that have affected or may affect your estimate of such allowances/adjustments, and whether there have been any material adjustments to the estimated amounts recorded and the reason for the adjustments. Refer to Section V of FR-72 dated December 19, 2003 (release number 33-8350) for further guidance.
Response: Revenues related to Air Medical services are recorded net of contractual allowances under agreements with third party payors and estimated uncompensated care when the services are provided. The Company estimates contractual allowances and uncompensated care based on historical collection experience by payor category. The main payor categories are Medicaid, Medicare, Insurance, and Self-Pay. Payor mix and changes in reimbursement rates are the factors most subject to sensitivity and variability in calculating our allowances. The Company computes an 18 month historical payment analysis of accounts paid in full, by category. The allowance percentages calculated are applied to the payor categories, and the necessary adjustments are made to the revenue allowance. There have not been any material adjustments to the estimated amounts recorded. This disclosure will be included in future filings in the Critical Accounting Policies and Estimates section of Item 7 -Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Consolidated Statements of Operations, page 29
4.	Based on the nature of your operations, it appears to us that “gain on disposition of property and equipment, net” and “other” revenue are not revenue items. It appears that “gain on disposition of property and equipment, net” is an other operating item, and “other” revenue is a nonoperating item. Please revise your statement accordingly.
Response: In reporting revenues and expenses, the Company uses the single step presentation for its Consolidated Statement of Operations. The single-step format generally has two categories: revenues and expenses. Expenses are deducted from revenues to arrive at income before tax. Income tax expense is presented as a separate line item below pre-tax income to show the relationship to income before tax. Under the single step presentation, there is no distinction between operating and non-operating activities. The Company believes that its presentation of the Consolidated Statement of Operations has met the requirements of Regulation S-X Article 5-03 and that this presentation is used by other companies.

Securities and Exchange Commission
September 18, 2007

Notes to Consolidated Financial Statements, page 32
Note 1. Summary of Significant Accounting Policies, page 32
Revenue Recognition, page 32
5.	Please tell us whether air medical services are provided that are not subject to agreements with third party payors and describe the circumstances. In addition, tell us if there are any circumstances in which amounts in excess of amounts payable by third party payors are billed to those receiving the services. If either circumstance is material, disclose the related revenue recognition policy, including the determination of and accounting for associated amounts that may not be considered collectible.
Response: PHI does provide air medical services that are not subject to agreements with third party payors. This happens with the independent provider model, and is classified as a Self-Pay payor category. As described in our response in comment No. 3 above, the Company uses an 18 month payment history of Self-Pay accounts that have been closed out. A percentage is calculated by dividing the amount paid by the amount billed of these accounts in total. This percentage is subtracted from 100% to get the revenue allowance percentage that will be used for the current month revenue recognition.
There have not been any “excess” amounts billed. Typically, once a third party pays the invoice, there are no other payments against that invoice. In particular, for amounts settled/paid by commercial insurance companies, Medicaid, Medicare, or any other type of third party settlement, there are no other amounts collected.
6.	Please explain to us in detail why you have not incurred bad debt expense in 2006 and 2005.
Response: The allowance for doubtful accounts is principally related to the Domestic Oil and Gas segment. For this segment, a significant amount of our revenue is derived from a small number of the major oil and gas companies. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, current market conditions, and other information. It has been our experience that these companies pay in a satisfactory and timely manner.
As described in our response in comment No. 3 above, revenues related to Air Medical services are recognized net of contractual allowances and uncompensated care.
Note 4. Income Taxes, page 37
7.	Please explain to us why there is a large difference between 2006 and 2005 in deferred taxes for “allowance for uncollectible accounts” shown in the table on page 38 when the balances presented for such in Schedule II do not differ greatly.
Response: The difference between the 2006 and 2005 deferred tax balance related to “allowance for uncollectible accounts” is the result of a change in the tax treatment of contractual allowances related to the Air Medical segment. The term “allowance for uncollectible accounts” on page 38 is used interchangeably with contractual allowance. As a general rule, the Internal Revenue Service permits accrual basis taxpayers to use estimates to determine the amount of contractual allowances to be excluded in determining gross income to the extent the estimates are determined with reasonable accuracy. Beginning in 2006, facts and circumstances exist which allow the company for tax purposes to determine with reasonable accuracy the amount of contractual allowances to be excluded from gross taxable income. As such, the previously disallowed exclusions were reversed in 2006 resulting in the decrease to the existing deferred tax asset for allowance for uncollectible accounts. The contractual allowances are

Securities and Exchange Commission
September 18, 2007

recorded as revenue reductions for financial statement purposes. As such, these amounts are not reflected in the allowance for doubtful account balances in Schedule II.
Note 9. Business Segments and Geographic Areas, page 44
8.	Please disclose the basis for allocating “selling, general and administrative expense” to the segments and corporate, and among the segments, including the reason why a greater and disproportionate amount is allocated to Air Medical.
Response: Each segment has a portion of selling, general and administrative expense that is charged directly to the segment and a portion that is allocated. Direct charges represent the vast majority of segment selling, general and administrative expense. Allocated selling, general and administrative expense is based primarily on total segment costs as a percentage of total operating costs.
Air Medical operations are headquartered in Phoenix, AZ, where we maintain significant separate facilities and administrative staff dedicated to this segment. Those costs are charged directly to the Air Medical segment, resulting in a disproportionate share of selling, general and administrative costs compared to the Company’s other reportable segments. This disclosure will be included in future filings in the footnote 9- Business Segments and Geographic Areas of the financial statements.
Note 11. Quarterly Financial Data (Unaudited), page 47
9.	Please describe items that have materially affected the results of any of the periods presented or that affect comparability between quarters. In particular, you should disclose the reasons for the losses reported for the June 30 and December 31, 2006 quarters. Refer to Item 302(A)(3) of Regulation S-K.
Response: A net loss was reported for the quarter ended June 30, 2006 primarily as a result of the early redemption of our 9 3/8% Senior Notes in April 2006. With the early redemption of the notes, the Company recorded a pretax charge of $12.8 million ($7.7 million, net of tax) in that quarter.
The loss reported for the quarter ended December 31, 2006 is attributable to the pilots’ strike initiated September 20, 2006. During the fourth quarter, flight hours in both the Domestic Oil & Gas and Air Medical segments were negatively affected by the strike resulting in a decrease in revenue and earnings. The Company also incurred additional operating expenses as a result of the strike, due to pilot overtime and other pilot compensation for pilots who continued to work, and legal expenses.
This disclosure will be included in future filings in footnote 11-Quarterly Financial Data (Unaudited) of the financial statements.
Item 9A. Controls and Procedures, page 54
10.	Your conclusion with respect to the disclosure controls and procedures appears to be qualified in that the language used does not fully embody the definition of such as provided in the Exchange Act. Please represent to us, and revise your disclosure to state if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act were “recorded, processed, summarized and reported within time periods specified in the Commission’s rules and forms” and that “information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding the

Securities and Exchange Commission
September 18, 2007

required disclosure,” and not just in regard to “material information.” If your disclosure controls and procedures were qualified with respect to any aspect of its definition, tell us and disclose the associated facts and circumstances.
Response: We confirm that our disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e), and will conform our disclosure in future filings as follows: “The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were effective as of such date to provide assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding disclosure.”
Form 10-Q for the Period Ended June 30, 2007
Condensed Consolidated Statements of Cash Flows, page 5
11.	We note there is a gain on dispositions of assets in 2007 compared to a loss in 2006 while there was a lesser amount of proceeds in 2007 than 2006, and it appears that 10 aircraft were disposed in 2007 compared to nine in 2006. Please explain to us the business reasons for the dispositions in each year and the factors associated with the differences in the amounts of proceeds and gains.
Response: Aircraft are sold due to the age of the aircraft, its maintenance and operating costs, and the strategic fit with the fleet. In recent years, PHI has been selling primarily aged, light aircraft, but also sold some larger aircraft because of their age and operating cost. We sell aircraft to unrelated parties based at negotiated fair values.
In 2007, we sold ten aircraft including the Bell 214ST fleet which are large older aircraft. There are limited quantities of this type of model available for sale which has resulted in a higher demand in the market place. The sales of the 214ST aircraft resulted in a gain of approximately $5 million. In 2006, we sold nine aircraft including six of the Company’s BO105 aircraft. The Company sold the BO105 aircraft due to it no longer being a strategic fit with the Company’s fleet of aircraft. The Company had an opportunity to sell the six aircraft to one party. Historically when the Company sells this type of aircraft on an individual basis they recognize a small gain. However, the Company made the decision to sell these six aircraft at once for a small loss as they were not strategic to the Company’s future plans. This transaction resulted in a loss of approximately $1 million.

Securities and Exchange Commission
September 18, 2007

Management’s Discussion and Analysis...page 17
Segment Discussion, pages 21 and 24
12.	We note that Air Medical revenue per flight hour increased 13.7% and 12.8% for the three and six months ended June 30, 2007, respectively, compared to the respective comparable prior year periods. Likewise, we note that you attribute the increase in segment revenue to rate increases. Please explain to us in detail how you were able to achieve such a significant increase in year-over-year rates. In addition, tell us whether any of the rate increases were attributable to a change in accounting estimate (for example, estimates of contractual allowances/adjustments). Similarly, tell us if any of the rate increases referred to in reference to other segments and other periods were attributable to changes in an accounting estimate. If any of the rate increases were either in whole or in part attributable to changes in an accounting estimate, describe for in detail the facts and circumstances surrounding the change in estimate, explain to us why the underlying accounting and disclosure was appropriate, and quantify the impact on your financial statements from the change in estimate.
Response: Our Air Medical segment provides air medical transport services under contract with certain hospitals, and as an independent provider of emergency medical services. As an independent provider, payment is received from either commercial insurance companies, federal or state agencies such as Medicare and Medicaid, and/or the patient, resulting in varying revenue rates per transport. Services billed include a flat base rate plus a variable charge per loaded mile. Appropriate estimated contractual allowances and uncompensated care are recorded according to billed payor type as described in our response to comment No. 3 above. For the six months ended June 30, 2007, we recorded estimated allowances of 55% of gross billed charges, compared to 53% of gross billed charges for the same period in 2006.
For the six months ended June 30, 2007, we experienced an increase in net revenue per flight hour as compared to the same period in 2006. The primary cause for this increase was rate increases initiated in July 2006 and February 2007 approximating a 20% increase in gross billed charges. Locations producing lower patient transport volumes due to poor demographics were closed, and aircraft were relocated to locations with improved demographics resulting in higher volume of patient transports. There was also a 2% decrease in non-billable flight hours (promotional, training, etc.) in 2007 from 2006.
The Company had no significant changes in estimates in the Air Medical segment or its other reportable segments. The increases were due to rate increases that were implemented as described above.
Segment Discussion, page 21
Air Medical, page 22
13.	We note that flight hours increased 3.9% from 7,725 for the three months ended June 30, 2006 to 8,024 for the three months ended June 30, 2007. However, your itemization of the increase in direct expenses does not include an increase in fuel costs that corresponds to the increase in flight hours. Please explain to us why fuel costs did not increase during the 2007 period when compared to the 2006 period. As part of your response, quantify the monthly fuel cost and flight hours for each of these periods.
Response: Included in our fleet is one Lear jet. In 2006, the Lear jet was operating in our Air Medical segment. In 2007, the Lear jet was removed from the Air Medical segment and is now operating as a corporate aircraft. Fuel consumption per flight hour for the Lear jet is greater than helicopters in our fleet. By isolating flight hours and fuel costs related to the Lear jet included in direct expense in 2006, there is a 6% increase in flight hours and a 4% increase in fuel expense in 2007 compared to 2006.

Securities and Exchange Commission
September 18, 2007

Average monthly fuel cost excluding the Lear jet was $558k in 2007 compared to $536k in 2006. The average price of fuel per gallon decreased 3% in 2007 compared to 2006.

	2007	2006	Change
Fuel (in $000)	1,674	1,722	-3%
Lear fuel (in $000)	0	115
Adjusted fuel (in $000)	1,674	1,607	4%

Flight hours	8,024	7,725	4%
Lear hours	0	159
Adjust flight hours	8,024	7,566	6%
Liquidity and Capital Resources, page 25
Cash Flow, page 25
14.	We note that cash flows from operating activities were materially lower in 2007 compared to 2006 in each of the first two quarters of 2007. Please disclose in terms of cash the significant factors that caused these variances. Note that merely reciting changes in the line items reported in the operating activities section of the statement of cash flows or reported in another financial statement is not sufficient without a discussion of the associated cash effects of the underlying factors. Refer to Section IV.B.1 of FR-72 for guidance. Also, address any associated known trends, demands and uncertainties that impacted or are reasonably likely to impact your cash flows from operating activities and related liquidity or cash requirements for the foreseeable future. Revise your disclosure as appropriate, and give us a copy of your intended revised disclosure.
Response: Cash flow from operating activities were materially lower in 2007 compared to 2006 primarily due to a reduction in net earnings related to a decrease in flight hours due to the continuing effects of the pilots’ strike related to pilot staffing levels, and a reduction in flight hours in our foreign operations. We also experienced increases in certain strike related expenses, including employee compensation increases, contract labor costs and legal expenses. This resulted in a reduction in earnings in 2007 compared to 2006, exclusive of the $12.8 million loss on debt restructuring in 2006 and gains/losses included in cash flows from operating activities. The changes in operating assets and liabilities of $19.2 million was a result of decreases in accounts payable and other accrued liabilities ($7.4 million), and increases in accounts receivable ($11.6 million), and other items, net ($0.2 million).
We expect cash flow from operations will increase for the remainder of 2007 since the pilots have returned to work and certain contract rate increases have been enacted, and will be sufficient to meet our current and future working capital, capital expenditure and debt obligations. We do not expect any material changes to future working capital requirements other than continued fleet expansion, which we intend to fund from existing cash, short-term investments, and/or operating leases, as required.
This disclosure will be included in future filings in the Liquidity and Capital Resources section of Item 7 -Management’s Discussion and Analysis of Financial Condition and Results of Operations as appropriate.

Securities and Exchange Commission
September 18, 2007

Exhibits 32.1 and 32.2
15.	We note the reporting period referred to is not correct in connection with your filing. Accordingly, please amend your filing to refile these exhibits to refer to the appropriate reporting period to which they apply in connection with your filing.
Response: The reporting period referred to in Exhibits 32.1 and 32.2 to the Company’s Form 10-Q for the period ended June 30, 2007 is incorrect. We will amend Form 10-Q for the period ended June 30, 2007 to refile Exhibits 32.1 and 32.2 to refer to the reporting period ended June 30, 2007.
In addition to the above comments, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have additional questions or comments to our response to your review, please feel free to contact me at telephone 337-272-4427, fax 337-235-1357 or e-mail at mmccann@phihelico.com.
Sincerely,
/s/ Michael J. McCann
Michael J. McCann
Chief Financial Officer
MJM/mj

c:	Rick McMillan – Legal Counsel
Valerie Navarro – Deloitte & Touche, LLP